Exhibit 23.9

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement of VEREIT Operating Partnership, L.P. (formerly ARC Properties Operating Partnership, L.P.) on Form S-3 of our report dated March 14, 2014 related to the consolidated financial statements of Cole Real Estate Investment Inc. (f/k/a Cole Credit Property Trust III, Inc.) as of December 31, 2013 and 2012 and for the three years in the period ended December 31, 2013 (which report expresses an unmodified opinion on the consolidated financial statements and includes an emphasis-of-matter paragraph referring to its Agreement and Plan of Merger with American Realty Capital Properties, Inc., and Clark Acquisition, LLC), appearing in VEREIT Inc.’s Current Report on Form 8-K/A filed on March 14, 2014, and to the reference to us under the heading “Experts” in such prospectus.

/s/ Deloitte & Touche LLP

Phoenix, AZ

May 6, 2016